Exhibit 23

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM CONSENT

The Board of Directors

World Acceptance Corporation

We consent to the incorporation by reference in the registration statements (Nos. 33-52166, 33-98938, 333-107426 and 333-14399) on Form S-8 of World Acceptance Corporation of our report dated June 4, 2004, relating to the consolidated balance sheets of World Acceptance Corporation and subsidiaries as of March 31, 2004 and 2003, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2004, which report appears in the March 31, 2004 annual report on Form 10-K of World Acceptance Corporation.

Our report refers to the fact that on April 1, 2002, The World Acceptance Corporation and subsidiaries adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”.

Greenville, South Carolina

June 11, 2004